Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2003	2002
	(In Millions)
Earnings (loss):
Loss before income taxes, extraordinary item
and cumulative effect of accounting change	$ (2,332)	$ (2,061)
Fixed charges, from below	467	588
Undistributed losses of affiliates	2	8
Interest capitalized	(2)	(22)

Loss	$ (1,865)	$ (1,487)
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Fixed charges:

Interest expense	$ 362	$ 445
Portion of rental expense representative
of the interest factor	105	143

Fixed charges	$ 467	$ 588
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Ratio of earnings to fixed charges	(a)	(a)
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(a) Earnings were inadequate to cover fixed charges by $2.3 billion in 2003 and $2.1 billion in 2002.